Exhibit 99.1

AVIANCA HOLDINGS S.A.

AND SUBSIDIARIES

(Republic of Panama)

Interim Condensed Consolidated Financial Statements

Six months ended June 30, 2016

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Index

Interim Condensed Consolidated Statement of Financial Position	3
Interim Condensed Consolidated Statement of Comprehensive Income	5
Interim Condensed Consolidated Statement of Changes in Equity	7
Interim Condensed Consolidated Statement of Cash Flows	9
Notes to Interim Condensed Consolidated Financial Statements	11

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Interim Condensed Consolidated Statement of Financial Position

(In USD thousands)

	Notes	As of June 30, 2016	As of December 31, 2015
		(Unaudited)	(Audited)
Assets
Current assets:
Cash and cash equivalents	8	$372,344	$479,381
Restricted cash	8	4,642	5,397
Accounts receivable, net of provision for doubtful accounts	9	294,431	279,620
Accounts receivable from related parties	10	27,831	23,073
Expendable spare parts and supplies, net of provision for obsolescence		74,191	68,768
Prepaid expenses		47,036	45,708
Assets held for sale		7,677	3,323
Deposits and other assets	11	159,736	130,724

Total current assets		987,888	1,035,994
Non-current assets:
Available-for-sale securities		71	793
Deposits and other assets	11	177,311	246,486
Accounts receivable, net of provision for doubtful accounts	9	99,176	59,713
Intangible assets		408,404	413,766
Deferred tax assets		17,341	5,847
Property and equipment, net	12	4,589,054	4,599,346

Total non-current assets		5,291,357	5,325,951

Total assets		$6,279,245	$6,361,945

See accompanying notes to Interim Condensed Consolidated Financial Statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Interim Condensed Consolidated Statement of Financial Position

(In USD thousands)

	Notes	As of June 30, 2016	As of December 31, 2015
		(Unaudited)	(Audited)
Liabilities and equity
Current liabilities:
Current portion of long-term debt		$403,547	$412,884
Accounts payable		482,118	480,592
Accounts payable to related parties	10	10,604	9,449
Accrued expenses		111,776	118,192
Provisions for legal claims	21	17,761	13,386
Provisions for return conditions		66,970	52,636
Employee benefits		35,372	32,876
Air traffic liability		496,017	433,575
Other liabilities		14,102	12,691

Total current liabilities		1,638,267	1,566,281
Non-current liabilities:
Long-term debt		2,928,059	3,060,110
Accounts payable		3,069	3,599
Provisions for return conditions		104,785	109,231
Employee benefits		158,115	127,720
Deferred tax liabilities		20,438	13,475
Air traffic liability		90,377	93,519
Other liabilities non-current		24,501	15,375

Total non-current liabilities		3,329,344	3,423,029

Total liabilities		4,967,611	4,989,310

Equity:
Common stock		82,600	82,600
Preferred stock		42,023	42,023
Other capital reserve		458	—
Additional paid-in capital on common stock		234,567	234,567
Additional paid-in capital on preferred stock		469,273	469,273
Retained earnings		446,713	507,132
Revaluation and other reserves		18,394	18,394

Total equity attributable to the Company		1,294,028	1,353,989
Non-controlling interest		17,606	18,646

Total equity		1,311,634	1,372,635

Total liabilities and equity		$6,279,245	$6,361,945

See accompanying notes to Interim Condensed Consolidated Financial Statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Interim Condensed Consolidated Statement of Comprehensive Income

(In USD thousands, except share and per share data)

		For the six months ended June 30,
	Notes	2016	2015
		(Unaudited)
Operating revenue:
Passenger		$1,532,733	$1,728,428
Cargo and other		438,412	448,581

Total operating revenue	4	1,971,145	2,177,009

Operating expenses:
Flight operations		27,810	33,090
Aircraft fuel		356,380	538,008
Ground operations		203,632	205,347
Aircraft rentals		156,515	162,311
Passenger services		71,587	72,037
Maintenance and repairs		142,851	153,270
Air traffic		99,465	100,819
Sales and marketing		278,934	315,029
General, administrative and other		91,029	85,791
Salaries, wages and benefits		318,250	344,217
Depreciation and amortization		126,912	109,273

Total operating expenses		1,873,365	2,119,192

Operating profit		97,780	57,817

Interest expense		(89,573)	(78,284)
Interest income		6,457	10,484
Derivative instruments		4,521	1,562
Foreign exchange	6	(29,787)	27,743

(Loss) profit before income tax		(10,602)	19,322

Income tax expense – current	19	(13,798)	(12,859)
Income tax expense – deferred	19	4,407	4,195

Total income tax expense		(9,391)	(8,664)

Net (loss) profit for the period		$(19,993)	$10,658

Basic and diluted (loss) earnings per share	13
Common stock		$(0.02)	$0.01
Preferred stock		$(0.02)	$0.01

See accompanying notes to Interim Condensed Consolidated Financial Statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Interim Condensed Consolidated Statement of Comprehensive Income

(In USD thousands, except share and per share data)

		For the six months ended June 30
	Notes	2016	2015
		(Unaudited)
Net (loss) profit for the period		$(19,993)	$10,658
Other comprehensive loss:
Items that will not be reclassified to profit or loss in future periods:	14
Actuarial gains (losses)		(24,027)	5,118
Income tax		4,123	(1,466)

		(19,904)	3,652
Items that will be reclassified to profit or loss in future periods:	14
Effective portion of changes in fair value of hedging instruments		644	79,579
Net change in fair value of available-for-sale securities		—	3,098
Income tax		(3,883)	(10,703)

		(3,239)	71,974

Other comprehensive (loss) income, net of income tax		(23,143)	75,626

Total comprehensive (loss) income, net of income tax		(43,136)	86,284
Profit attributable to:
Equity holders of the parent		(31,553)	9,397
Non-controlling interest		11,560	1,261

Net (loss) profit for the period		(19,993)	10,658
Total comprehensive (loss) income attributable to:
Equity holders of the parent		(54,696)	85,023
Non-controlling interest		11,560	1,261

Total comprehensive (loss) income for the period		$(43,136)	$86,284

See accompanying notes to Interim Condensed Consolidated Financial Statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Interim Condensed Consolidated Statement of Changes in Equity

(In USD thousands, except share and per share data)

		For the six months ended June 30, 2016 (Unaudited)
		Common stock		Preferred stock		Other Capital Reserves	Additional paid-in capital				Equity attributable to equity holders of the parent	Non- Controlling interest
	Notes	Shares	Amount	Shares	Amount		Common stock	Preferred stock	Revaluation and other reserves	Retained earnings and OCI reserves			Total equity
Balance at December 31, 2015		660,800,003	$82,600	336,187,285	$42,023	$—	$234,567	$469,273	$18,394	$507,132	$1,353,989	$18,646	$1,372,635
Net loss		—	—	—	—	—	—	—	—	(31,553)	(31,553)	11,560	(19,993)
Other comprehensive loss for the period	14	—	—	—	—	—	—	—	—	(23,143)	(23,143)	—	(23,143)
Dividends paid	24	—	—	—	—	—	—	—	—	(5,723)	(5,723)	—	(5,723)
Dividends paid to minority shareholding	24	—	—	—	—	—	—	—	—	—	—	(12,600)	(12,600)
Share-based payments		—	—	—	—	458	—	—	—	—	458	—	458

Balance at June 30, 2016 (unaudited)		660,800,003	$82,600	336,187,285	$42,023	$458	$234,567	$469,273	$18,394	$446,713	$1,294,028	$17,606	$1,311,634

See accompanying notes to Interim Condensed Consolidated Financial Statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Interim Condensed Consolidated Statement of Changes in Equity

(In USD thousands, except share and per share data)

		For the six months ended June 30, 2015 (Unaudited)
		Common stock		Preferred stock		Additional paid-in capital				Equity attributable to equity holders of the parent	Non- Controlling interest	Total equity
	Notes	Shares	Amount	Shares	Amount	Common stock	Preferred stock	Revaluation and other reserves	Retained earnings and OCI reserves
Balance at December 31, 2014		660,800,003	$82,600	336,187,285	$42,023	$234,567	$469,273	$24,550	$355,671	$1,208,684	$8,063	$1,216,747
Net profit		—	—	—	—	—	—	—	9,397	9,397	1,261	10,658
Other comprehensive income for the period	14	—	—	—	—	—	—	—	75,626	75,626	—	75,626

Balance at June 30, 2015 (unaudited)		660,800,003	$82,600	336,187,285	$42,023	$234,567	$469,273	$24,550	440,694	1,293,707	9,324	1,303,031

See accompanying notes to Interim Condensed Consolidated Financial Statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Interim Condensed Consolidated Statement of Cash Flows

(In USD thousands)

	For the six months ended June 30,
	2016	2015
	(unaudited)
Cash flows from operating activities:
Net (loss) profit for the period	$(19,993)	$10,658
Adjustments for:
Depreciation, amortization and impairment	126,912	109,273
Share-based payment (income) expense	195	(593)
Loss on disposal of assets	11,809	3,057
Fair value adjustment of financial instruments	(5,538)	3,747
Interest income	(6,457)	(10,484)
Interest expense	89,573	78,284
Deferred tax	(4,407)	(4,195)
Current tax	13,798	12,859
Currency translation adjustment	29,787	(27,743)
Changes in:
Accounts receivable	(45,460)	11,134
Expendable spare parts and supplies	(5,423)	(5,558)
Prepaid expenses	(1,328)	(20,042)
Deposits and other assets	7,090	48,793
Accounts payable and accrued expenses	(3,192)	2,138
Air traffic liability	59,406	35,202
Provisions for return conditions	9,035	11,418
Employee benefits	(3,908)	(7,255)
Income tax paid	(18,855)	(19,072)

Net cash flows provided by operating activities	233,044	231,621
Cash flows from investing activities:
Available-for-sale securities	—	7,305
Restricted cash	8,183	1,125
Interest received	4,356	4,250
Advance payments on aircraft purchase contracts	(42,495)	(118,359)
Acquisition of property and equipment	(131,389)	(143,643)

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Interim Condensed Consolidated Statement of Cash Flows

(In USD thousands)

	For the six months ended June 30,
	2016	2015
	(unaudited)
Redemption of (investment in) certificates of bank deposits	33,871	(13,397)
Acquisition of intangible assets	(5,537)	(7,633)
Proceeds from sale of property and equipment	42,243	75,658
Proceeds from sale of investments	(4)	(24)

Net cash flows used in investing activities	(90,772)	(194,718)
Cash flows from financing activities:
Proceeds from loans and borrowings	45,670	416,804
Repayments of loans and borrowings	(196,671)	(288,004)
Dividends paid	(5,723)	—
Dividends paid to minority shareholding	(12,600)	—
Interest paid	(78,047)	(71,897)

Net cash flows (used in) provided by financing activities	(247,371)	56,903
Net (decrease) increase in cash and cash equivalents	(105,099)	93,806
Net foreign exchange difference	(1,938)	(12,376)
Cash and cash equivalents at beginning of period	479,381	640,891

Cash and cash equivalents at end of period	$372,344	$722,321

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

(1)	Reporting entity

Avianca Holdings S.A. (the “Company” or “Avianca Holdings S.A.”), a Panamanian corporation whose registered address is at Calle Aquilino de la Guardia No. 8 IGRA Building, Panama City, Republic of Panama, was incorporated on October 5, 2009 under the name SK Holdings Limited and under the laws of the Commonwealth of the Bahamas. Subsequently, the Company changed its corporate name as follows: on March 10, 2010 to AviancaTaca Limited, on January 28, 2011 to AviancaTaca Holding S.A. and on March 3, 2011 changed its registered offices to Panama. In 2011 AviancaTaca listed its shares in the Bolsa de Valores de Colombia (“BVC”) and was listed as PFAVTA: CB. On March 21, 2013, the Company changed its legal name from AviancaTaca Holding S.A. to Avianca Holdings S.A. and its listing name to PFAVH: CB. On November 6, 2013, the Company listed its shares in the New York Stock Exchange (NYSE) and is listed as AVH.

The Company, through its subsidiaries, is a provider of domestic and international, passenger and cargo air transportation, both in the domestic markets of Colombia, Ecuador, Costa Rica, Nicaragua and Peru and international routes serving North, Central and South America, Europe, and the Caribbean. The Company has entered into a number of bilateral code share alliances with other airlines (whereby selected seats on one carrier’s flights can be marketed under the brand name and commercial code of the other), expanding travel choices to customers worldwide. Marketing alliances typically include joint frequent flyer program participation; coordination of reservations, ticketing, passenger check-in and baggage handling; and transfer of passenger and baggage at any point of connectivity, among others. The code share agreements include Air Canada, United Airlines, Aeromexico, All Nippon Airways, Copa Airlines, Satena, Sky Airlines, OceanAir Linhas Aéreas, S.A., Iberia, Lufthansa, Etihad Airways, TAME, Silver Airways and Turkish Airlines. Avianca and Taca International (as well as Taca affiliates) are members of Star Alliance which give customers access to the routes, destinations and services of the Star Alliance network.

Cargo operations are carried out by our subsidiaries and affiliates, including Tampa Cargo S.A.S. The Company also undertakes cargo operations through the use of hold space on passenger flights and dedicated freight aircraft. In certain of the airport hubs, the Company performs ground operations for third-party airlines.

The Company operates a coalition loyalty program, including the frequent flyer program for the airline subsidiaries of Avianca Holdings S.A. named LifeMiles, LifeMiles is designed to retain customers and increase loyalty by offering incentives, among others, to passengers traveling on the participating airline partners for their continued preference. Under the LifeMiles program, the customer earns miles by flying through its air partners, including Star Alliance and by using the services of non–air program partners such as credit cards, hotels, car rentals and other. The miles earned can be exchanged for flights. other partners’ products, or services. Customers may redeem their awards through airline members of Star Alliance, which give customers of the Company access to the routes, destinations and services of the Star Alliance network.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

As of June 30, 2016 and December 31, 2015, Avianca Holdings S.A. had a total fleet consisting of:

	June 30, 2016			December 31, 2015
Aircraft	Owned/ Financial Lease	Operating Lease	Total	Owned/ Financial Lease	Operating Lease	Total
Airbus A-318	—	10	10	—	10	10
Airbus A-319	22	9	31	22	13	35
Airbus A-320	34	27	61	34	27	61
Airbus A-321	5	6	11	5	7	12
Airbus A300F-B4F	4	—	4	4	—	4
Airbus A-330	1	8	9	1	8	9
Airbus A330F	6	—	6	6	—	6
Boeing 787	5	2	7	5	2	7
Boeing 767F	2	—	2	2	—	2
Cessna Grand Caravan	11	—	11	11	—	11
Embraer E-190	10	2	12	10	2	12
Fokker 100	—	—	—	3	—	3
ATR-42	2	—	2	4	—	4
ATR-72	15	—	15	15	—	15

	117	64	181	122	69	191

(2)	Basis of preparation

The Interim Condensed Consolidated Financial Statements for the six months ended June 30, 2016 have been prepared in accordance with IAS 34 Interim Financial Reporting.

The Interim Condensed Consolidated Financial Statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements as of December 31, 2015.

These Interim Condensed Consolidated Financial Statements are presented in US dollars, which is the Company’s functional currency. All financial information presented has been rounded to the nearest thousands, except when otherwise indicated.

The Interim Condensed Consolidated Financial Statements of the Company for the six months ended June 30, 2015 were prepared and submitted by Management and authorized for issue by the Audit Committee on August 17, 2016.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

(3)	New Standards, interpretations, and amendments adopted by the Company

The accounting policies adopted in the preparation of the Interim Condensed Consolidated Financial Statements are consistent with those followed in the preparation of the Company’s annual Consolidated Financial Statements for the year ended December 31, 2015, except for the adoption of new standards and interpretations effective as of January 1, 2016. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The Company has applied for the first time certain standards and amendments, that are effective for annual periods beginning on or after January 1, 2016, which do not have a material impact on the Interim Consolidated Financial Statements of the Company. The nature and the impact of each new standard or amendment are described below:

Amendments to IFRS 11 Joint Arrangements: Accounting for Acquisitions of Interests

The amendments to IFRS 11 require that a joint operator accounting for the acquisition of an interest in a joint operation, in which the activity of the joint operation constitutes a business, must apply the relevant IFRS 3 Business Combination principles for business combination accounting. The amendments also clarify that a previously held interest in a joint operation is not remeasured on the acquisition of an additional interest in the same joint operation if joint control is retained. In addition, a scope exclusion has been added to IFRS 11 to specify that the amendments do not apply when the parties sharing joint control, including the reporting entity, are under common control of the same ultimate controlling party.

The amendments apply to both the acquisition of the initial interest in a joint operation and the acquisition of any additional interests in the same joint operation and are prospectively effective for annual periods beginning on or after January 1, 2016, with early adoption permitted. These amendments do not have any impact on the Company as there has been no interest acquired in a joint operation during the period.

Amendments to IAS 16 and IAS 38: Clarification of Acceptable Methods of Depreciation and Amortization

The amendments clarify the principle in IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets that revenue reflects a pattern of economic benefits that are generated from operating a business (of which the asset is part) rather than the economic benefits that are consumed through use of the asset. As a result, a revenue-based method cannot be used to depreciate property, plant and equipment and may only be used in very limited circumstances to amortize intangible assets. The amendments are effective prospectively for annual periods beginning on or after January 1, 2016, with early adoption permitted. These amendments are not expected to have any impact to the Company given that the Company has not used a revenue-based method to depreciate its non-current assets.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

Amendments to IAS 27: Equity Method in Separate Financial Statements

The amendments will allow entities to use the equity method to account investments in subsidiaries, joint ventures and associates in its separate financial statements. Entities already applying IFRS and electing to change to the equity method in their separate financial statements will have to apply that change retrospectively. First-time adopters of IFRS electing to use the equity method in their separate financial statements will be required to apply this method from the date of transition to IFRS. The amendments are effective for annual periods beginning on or after January 1, 2016, with early adoption permitted. These amendments will not have any impact on the Company’s Interim Condensed Consolidated Financial Statements.

Annual Improvements 2012-2014 Cycle

These improvements are effective for annual periods beginning on or after January 1, 2016. They include:

IFRS 5 Non-current Assets Held for Sale and Discontinued Operations

Assets (or disposal groups) are generally disposed of either through sale or distribution to owners. The amendment clarifies that changing from one of these disposal methods to the other would not be considered a new plan of disposal, rather it is a continuation of the original plan. There is, therefore, no interruption of the application of the requirements in IFRS 5. This amendment must be applied prospectively.

IFRS 7 Financial Instruments: Disclosures

(i)	Servicing contracts

The amendment clarifies that a servicing contract that includes a fee can constitute continuing involvement in a financial asset. An entity must assess the nature of the fee and the arrangement against the guidance for continuing involvement in IFRS 7 in order to assess whether the disclosures are required. The assessment of which servicing contracts constitute continuing involvement must be done retrospectively. However, the required disclosures would not need to be provided for any period beginning before the annual period in which the entity first applies the amendments.

(ii)	Applicability of the amendments to IFRS 7 to condensed interim financial statements

The amendment clarifies that the offsetting disclosure requirements do not apply to Interim Condensed Consolidated Financial Statements, unless such disclosures provide a significant update to the information reported in the most recent annual report. This amendment must be applied retrospectively.

IAS 19 Employee Benefits

The amendment clarifies that market depth of high quality corporate bonds is assessed based on the currency in which the obligation is denominated, rather than the country where the obligation is located. When there is no deep market for high quality corporate bonds in that currency, government bond rates must be used. This amendment must be applied prospectively.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

IAS 34 Interim Financial Reporting

The amendment clarifies that the required interim disclosures must either be in the interim financial statements or incorporated by cross-reference between the interim financial statements and wherever they are included within the interim financial report (e.g., in the management commentary or risk report). The other information within the interim financial report must be available to users on the same terms as the interim financial statements and at the same time. This amendment must be applied retrospectively.

These amendments are not expected to have any impact on the Company.

Amendments to IAS 1 Disclosure Initiative

The amendments to IAS 1 clarify, rather than significantly change, existing IAS 1 requirements. The amendments clarify:

•	The materiality requirements in IAS 1.

•	That specific line items in the statement(s) of profit or loss and OCI and the statement of financial position may be disaggregated.

•	That entities have flexibility as to the order in which they present the notes to financial statements.

•	That the share of OCI of associates and joint ventures accounted for using the equity method must be presented in aggregate as a single line item, and classified between those items that will or will not be subsequently reclassified to profit or loss.

Furthermore, the amendments clarify the requirements that apply when additional subtotals are presented in the statement of financial position and the statement(s) of profit or loss and OCI. These amendments are effective for annual periods beginning on or after 1 January 2016, with early adoption permitted. The Company is evaluating the impact of IAS 1, and plans to adopt this new standard on the required effective date.

Amendments to IFRS 10, IFRS 12 and IAS 28 Investment Entities: Applying the Consolidation Exception

The amendments address issues that have arisen in applying the investment entities exception under IFRS 10 Consolidated Financial Statements. The amendments to IFRS 10 clarify that the exemption from presenting consolidated financial statements applies to a parent entity that is a subsidiary of an investment entity, when the investment entity measures all of its subsidiaries at fair value.

Furthermore, the amendments to IFRS 10 clarify that only a subsidiary of an investment entity that is not an investment entity itself and that provides support services to the investment entity is consolidated. All other subsidiaries of an investment entity are measured at fair value. The amendments to IAS 28 Investments in Associates and Joint Ventures allow the investor, when applying the equity method, to retain the fair value measurement applied by the investment entity associate or joint venture to its interests in subsidiaries.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

These amendments must be applied retrospectively and are effective for annual periods beginning on or after January 1, 2016, with early adoption permitted. These amendments do not have any impact on the Company as it does not apply the consolidation exception.

The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

IFRS 16 Leases

This standard requires that lessees recognize all leases in a similar way to finance leases under IAS 17 Leases. The standard includes two exceptions to this recognition, leases of assets (1) low value (e.g. personal computers) and (2) short-term contracts (less than 12 months). The lessor recognizes from the beginning of the lease, the asset that represents the right to use and the payments liability to be made. Meanwhile, the interest expense is recorded separately to depreciation.

Recognition requirements for the lessor have no relevant changes compared to IAS 17.

Some key metrics could be affected: EBIT, debt covenants, financial and debt indicators, as well as the presentation of cash flows, which would be presented as financing activities and not as operating activities.

Effective date for annual periods beginning on or after January 1, 2019 onwards, early application is permitted, but not before applying IFRS 15 Revenue from contracts with customers. The Company is analyzing the impact of this standard and plans to adopt it on the required effective date.

IFRS 15 Revenue from contracts with customers

This standard outlines the principles to be applied to measure and recognize revenue. The core principle is that the Company will recognize revenue for the value entitled to be recovered from its customers.

The standard describes five steps for its implementation, such as the identification of the contract, the performance obligation in the contract, the transaction price, price allocation to performance obligations, and the recognition of revenue when the entity satisfies a performance obligation.

Effective for annual periods beginning on or after January 1, 2018. The Company does not expect, the application of this standard to have any impact on its results.

(4)	Segment information

The Company reports information by segments as established in IFRS 8 “Operating segments”. For management purposes, the Company has two reportable segments, as follows:

Air transportation: Corresponds to passenger and Cargo operating revenues on scheduled flights and freight transport, respectively, including flights operated by other airlines under code-sharing agreements.

Loyalty: Corresponds to the coalition loyalty program, the frequent flyer program for the airline subsidiaries of Avianca Holdings S.A.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

No operating segments have been aggregated to form the above reportable operating segments.

Starting July 31, 2015, the Board of Directors has monitored the operating results of the Company’s business units separately for the purpose of making decisions about resource allocation and performance assessment. Furthermore, in August 2015, Avianca Holdings S.A. and Advent International (“Advent”), signed a definitive agreement pursuant to which Advent acquired a minority shareholding interest in the loyalty segment. Previously, all operations were evaluated as a single segment; therefore, no comparative segment information is presented for the six month period ended June 30, 2015.

The Company’s revenues by business segment for the period ended June 30, 2016 are as follows:

	Air transportation	Loyalty	Eliminations	Consolidated
Revenue
External customers	$1,853,132	$118,013	$—	$1,971,145
Inter-segment	55,701	1,539	(57,240)	—

Total revenue	1,908,833	119,552	(57,240)	1,971,145
Cost of loyalty rewards	26,337	64,700	(50,556)	40,481
Operating expenses	1,702,932	9,724	(6,684)	1,705,972
Depreciation, amortization and impairment	126,912	6,389	(6,389)	126,912
Interest expense	89,526	47	—	89,573
Interest income	(6,146)	(311)	—	(6,457)
Derivative instruments	(4,521)	—	—	(4,521)
Foreign exchange	29,774	13	—	29,787
Income tax expense	8,372	1,019	—	9,391

Net (loss) profit for the period	$(64,353)	$37,971	$6,389	$(19,993)

Total Assets	$6,259,583	$210,497	$(190,835)	$6,279,245

Total Liabilities	$4,870,122	$191,805	$(94,316)	$4,967,611

The results, assets and liabilities allocated to the loyalty segment reportable correspond to those attributable directly to the subsidiary LifeMiles B.V., and exclude assets, liabilities, income and expenses of the loyalty program recognized by the Company’s Subsidiaries.

Inter-segment revenues are eliminated upon consolidation and reflected in the “Eliminations” column.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

The Company’s revenues from external customers by geographic area for the periods ended June 30, 2016 and 2015 are as follows:

	For the six months ended June 30,
	2016	2015
North America	$263,113	$331,597
Central America and the Caribbean	219,594	294,983
Colombia	857,946	956,899
South America (not including Colombia)	394,659	448,131
Other	235,833	145,399

Total operating revenue	$1,971,145	$2,177,009

The Company allocates revenues by geographic area based on the point of origin of the flight. Non-current assets are composed primarily of aircraft and aeronautical equipment, which are used throughout different countries and are therefore not assignable to any particular geographic area.

(5)	Seasonality

The results of operations for any interim period are not necessarily indicative of those for the entire year because the business is subject to seasonal fluctuations. These fluctuations are the result of high vacation and leisure demand occurring during the northern hemisphere’s summer season in the third quarter (principally in July and August) and again during the fourth quarter (principally in December). In addition, January is typically a month in which heavy air passenger demand occurs. The lowest levels of passenger traffic are concentrated in February, April and May. Given the proportion of fixed costs, the Company and its subsidiaries expect that quarterly operating results to continue to fluctuate from quarter to quarter. This information is provided to allow for a better understanding of the results, however management has concluded that this does not constitute “highly seasonal” as considered by IAS 34.

(6)	Foreign exchange

The gain or loss in foreign currency is derived primarily from the appreciation or depreciation of the Colombian Peso against the US Dollar, which is the Company’s functional currency, and the changes in the foreign exchange mechanisms enacted by the Venezuelan government. For the six months ended June 30, 2016 and 2015, the Company recognized a net (loss) gain of $(29,787) and a net loss of $27,743, respectively.

The Company has liabilities denominated in Colombian Pesos, such as its pension plans and bonds. For the six months ended June 30, 2016, the Company recognized a net loss of $18,182 primarily as a result of the appreciation of the Colombian Peso against the US Dollar of 7.4% when compared to the exchange rate as of December 31, 2015.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

For the six months ended June 30, 2015, the Company recognized a net gain of $24,863, primarily as a result of the liquidation of net monetary assets denominated in Colombian Pesos. As of June 30, 2015, the Colombian Peso depreciated of 8.1% against the US Dollar compared to December 31, 2014.

As of June 30, 2016 given the lack of repatriations at the official exchange rates, the Company valued its cash balances held in Venezuela at the DICOM exchange rate of 628.3 VEF per 1.00 USD, which is the exchange rate available for the Company at the reporting date. Accordingly, as of June 31, 2016 the carrying amount of cash balances held in Venezuela of $1,627 have been classified as follows: $851 as cash and cash equivalents, which is expected to be use over the next three months as part of the normal operations in Venezuela; and $776 as short-term restricted cash, which is expected to be used in the following nine months.

As of December 31, 2015 cash balances held in Venezuela were valued at the SIMADI exchange rate of 198.7 VEF per 1.00 USD. As of December 31, 2015 the carrying amount of cash balances held in Venezuela of $7,660 have been classified as follows: $417 as cash and cash equivalents, which is expected to be used over the next three months as part of the normal operations in Venezuela; $698 as short-term restricted cash, which is expected to be used in the following nine months; and, $6,545 as long-term restricted cash, which the Company expects to use after the next 12 months.

(7)	Employee benefits

The Company sponsors defined benefit pension plans, which require contributions to be made to separately administered funds. The Company has also agreed to provide certain additional post-employment benefits. These benefits are unfunded. The cost of providing benefits under the defined benefit plans is determined separately for each plan using the projected unit credit cost method. Actuarial gains and losses for defined benefit plans are recognized in full in the period in which they occur in other comprehensive income.

The defined benefit liability comprises the present value of the defined benefit obligation (using a discount rate based on government bonds of the country where each benefit plan is established), less the fair value of plan assets out of which the obligations are to be settled. Plan assets are assets that are held by the Social Security Institute and private pension funds. Plan assets are not available to the creditors of the Company, nor can they be paid directly to the Company. Fair value is based on market price information and in the case of quoted securities on the published bid price. The value of any defined benefit asset recognized is restricted to the sum of any past service costs and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

The discount rate indexed by Colombian government bonds was 6.75% and 7.50% as of June 30, 2016 and December 31, 2015, respectively.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

(8)	Cash and cash equivalents and restricted cash

Cash and cash equivalents and restricted cash as of June 30, 2016 and 2015 and December 31, 2015 are as follows:

	June 30, 2016	December 31, 2015	June 30, 2015
Cash on hand and bank deposits	$362,987	$437,951	$706,310
Demand and term deposits	9,357	41,430	16,011

Cash and cash equivalents	372,344	479,381	722,321
Restricted cash	4,642	5,397	861

Cash and cash equivalents and restricted cash	$376,986	$484,778	$723,182

As of June 30, 2016 and December 2015 cash equivalents amounted to $9,357 and $41,430, respectively. The use of the term deposits depends on the cash requirements of the Company. As of June 30, 2016 term deposits bear annual interest rates ranging between 5.59% and 8.62% for balances in Colombian Pesos and between 0.20% and 6.50% for balances in US dollars. As of December 31, 2015 term deposits bear annual interest rates, between 1.22% and 2.00% for balances in US dollars and between 4.08% and 6.01% for balances in Colombian Pesos.

As of June 30, 2016 the carrying amount of cash balances held in Venezuela of $1,627 have been classified as follows: $851 as cash and cash equivalents; $776 as short-term restricted cash. As of December 31, 2015, cash balances held in Venezuela in the amount of $417 and $698 are classified within cash and cash equivalents, and restricted cash, respectively. (see note 6).

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

(9)	Accounts receivables, net of provision for doubtful accounts

Receivables as of June 30, 2016 and December 31, 2015 are as follows:

	June 30, 2016	December 31, 2015
Trade	$219,493	$187,836
Indirect tax credits (1)	170,053	136,775
Manufacturer credits	2,034	10,393
Employee advances (2)	4,365	4,797
Other	11,292	12,846

	$407,237	$352,647
Less provision for doubtful accounts	(13,630)	(13,314)

Total	$393,607	$339,333

Net current	$294,431	$279,620
Net non-current	99,176	59,713

Total	$393,607	$339,333

(1)	Corresponds mainly, to tax credit of income tax, VAT, withholding tax credits and advances of ICA, advances and prepayments income of CREE and advance payments for departure rates.
(2)	Employee advances mainly relate to per diem allowances provided to crew prior to traveling.

Changes during the year in the allowance for doubtful accounts are as follows:

	June 30, 2016	December 31, 2015
Balance at beginning of the period	$13,314	$13,322
Bad debt expense	1,493	7,281
Write-offs against the allowance	(1,177)	(7,289)

Balance at end of the period	$13,630	$13,314

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

(10)	Balances and transactions with related parties and key management compensation expenses

The following is a summary of related party transactions for the periods ended June 30, 2016, 2015 and December 31, 2015:

Company	Country	June 30, 2016				December 31, 2015		June 30, 2015
		Receivables	Payables	Revenues	Expenses	Receivables	Payables	Revenues	Expenses
SP SYN Participações S.A.	Brazil	$13,389	$—	$389	$—	$13,000	$—	$539	$—
OceanAir Linhas Aéreas, S.A.	Brazil	10,691	3,783	17,515	7,188	8,290	4,197	13,299	1,660
Synergy Aerospace Corp.	Panama	3,575	1,272	887	—	512	1,272	—	—
Aerovias Beta Corp.	Panama	—	—	—	—	977	—	—	—
Aeromantenimiento, S.A.	El Salvador	62	4,710	—	5,428	88	2,397	—	6,394
Transportadora del Meta S.A.S.	Colombia	4	218	1	3,344	67	810	—	—
Empresariales S.A.S.	Colombia	20	192	—	4,788	10	68	—	4,813
Corp. Hotelera Internac., S.A.	El Salvador	—	35	—	—	—	104	—	53
Other		90	394	14	1,460	129	601	—	169

Total		$27,831	$10,604	$18,806	$22,208	$23,073	$9,449	$13,838	$13,089

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

The receivables balance with SP SYN Participações S.A. as of June 30, 2016 amounted to $13,389, consisting of $12,854 of principal and $535 of accrued interests. The debt bears an interest equal to 90 days LIBOR plus 550 basis points. The deadline for payment of the obligation, principal and accrued interest is on October 31, 2016.

Receivable balances as of June 30, 2016 from OceanAir Linhas Aéreas, S.A., include an amount of $8,830 past due which relates to payments from aircraft leases and other services.

The Company has not recognized any expense or provision for doubtful accounts since it is expected that the balances will be recovered completely.

All related parties are companies controlled by the same ultimate shareholder that controls Avianca Holdings S.A. The following is a description of the nature of services provided by and to related parties. These transactions include:

Related party	Nature of Services
Synergy Aerospace Corp.

The receivables amount corresponds to aircraft engine reserves and maintenance contracts. The payable amount originates in payments executed by Synergy Aerospace Corp. on behalf of Latin Airways Corp.

Avianca Holdings S.A. signed a purchase agreement assignments and take delivery of certain aircraft which were originally purchased by Synergy Group. This agreement originates in certain obligations signed on December 30, 2010 and amended subsequently on December 30, 2011 and on February 28, 2012.

SP SYN Participações S.A.	Avianca, S.A. (“Avianca”) and SP SYN Participações S.A. (“SP SYN”) signed a novation of the receivables from OceanAir Linhas Aéreas, S.A. (“OceanAir”) whereby SP SYN would be the new debtor.

OceanAir Linhas Aéreas, S.A.	The Company provides to and receives from OceanAir logistic services, marketing and advertising, maintenance services, and training services. The Company has entered into a licensing agreement with OceanAir for the use of the Avianca trademark in Brazil. Additionally, the Company leases aircraft to OceanAir (see Note 22). On November 4, 2014, Tampa Cargo S.A.S., entered into a Block Space Agreement with OceanAir Linhas Aéreas, S.A., acquiring priority rights and a minimum guaranteed cargo capacity on certain flights of the carrier.

Empresariales S.A.S.	Transportation services for Avianca, S.A.’s employees.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

Related party	Nature of Services
Aeromantenimiento, S.A.	Aircraft maintenance company which provides aircraft overhaul services to the Company.

Transportadora del Meta S.A.S.	Provides road transportation services for cargo / courier deliveries to Avianca, S.A.

Corporación Hotelera Internacional S.A.	Accommodation services for crew and employees of the Company.

Aerovias Beta Corp.	The accounts receivables balance relates to amount owed to Latin Airways Corp. arising from the Aerovias Beta Corp. spinoff, which gave rise to Latin Airways Corp.

Key management personnel compensation expense

Key management personnel compensation expense recognized within “Salaries, wages, and benefits” in the Consolidated Statement of Comprehensive Income for the six months ended June 30, 2016 and 2015 amounted to $14,380 and $15,897, respectively.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

(11)	Deposits and other assets

Deposits and other assets as of June 30, 2016 and December 31, 2015 are as follows:

	Notes	June 30, 2016	December 31, 2015
Short term:
Deposits with lessors (1)		$93,861	$47,204
Investments (2)		33,800	68,927
Margin call deposits		352	—
Guarantee deposits (3)		1,737	12,346
Others (5)		8,429	1,275

Sub-Total		138,179	129,752
Fair value of derivative instruments	15, 16	21,557	972

Total		$159,736	$130,724

Long term:
Deposits with lessors (1)		$108,356	$171,065
Investments – restricted (2)		17,990	16,734
Guarantee deposits (3)		5,478	6,518
Restricted cash (4)		—	6,545
Others (5)		39,400	45,624

Sub-Total		171,224	246,486
Fair value of derivative instruments	15, 16	6,087	—

Total		$177,311	$246,486

(1)	Corresponds mainly to maintenance deposits in connection with leased aircraft. These deposits are applied to future maintenance event costs, and are calculated on the basis of a performance measure, such as flight hours or cycles. They are specifically intended to guarantee maintenance events on leased aircraft.

Maintenance deposits paid do not transfer the obligation to maintain aircraft or the costs associated with maintenance activities.

Maintenance deposits are reimbursable to the Company upon completion of the maintenance event in an amount equal to the lesser of (a) the amount of the maintenance deposits held by the lessor associated with the specific maintenance event or (b) the qualifying costs related to the specific maintenance event.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

(2)	Short term classification corresponds to funds invested that will expire within one year. All treasury cash surpluses are invested as defined and outlined in the Company´s Investment Policy. Otherwise, it will be classified as long-term.
(3)	Corresponds mainly to amounts paid to suppliers in connection with leasehold of airport facilities, among other service agreements.
(4)	Restricted cash corresponds to cash held in Venezuela, which is subject to future changes due to the economic instability in Venezuela, with the possibility of new limitations in the repatriation of funds by CADIVI or even sanctions by the Venezuelan government to restrict the cash repatriation (See Note 6).
(5)	Other includes compensations for return conditions and other deferred charges.

(12)	Property and equipment, net

During the six months ended June 30, 2016, the Company acquired one A-319. Additionally, paid Predelivery Payments (“PDPs”) and purchased rotable spare parts. During the six months ended June 30, 2016, the Company sold one A-319, two ATR-42 and three Fokker 100, and reclassified one A-319 aircraft as an asset available for sale.

During the six months ended June 30, 2015, the Company acquired one A-319, one ATR-72, one ATR-42, and two Cessna. Additionally, the Company paid Predelivery Payments (“PDPs”) and purchased rotable spare parts.

As of June 30, 2016 a total amount of $83,854 has been recognized as property and equipment in the course of construction.

A total amount of $36,043 recognized as of June 30, 2016 corresponds to the Avianca Airport Hangar JMC Project consisting of hangars and aircraft component repair facilities as well as premises for aircraft taxi, parts and replacements warehouses, and training classrooms being built in adjacent areas to the José María Córdova International Airport. The project, of an estimated cost of $50,100, due date for completion is August 31, 2016, unless otherwise the contracting parties agree to extend the deadline date.

As of June 30, 2016 within the total amount of property and equipment in the course of construction $38,262 corresponds to the Center of Operational Excellence Building (CEO), located near Bogota’s El Dorado International Airport. This new facility will serve as an educational training center for pilots, flight attendants and technicians, as well as for the rest of employees from different administrative areas. The project, of an estimated cost of $41,582, will be approximately 23,700 square meters and is currently scheduled to be in operation by 2016. As of June 30, 2016, the Company had future commitments related to the completion of the construction of the CEO in the amount of $3,193.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

A total amount of $9,538 is recognized as simulator in process as of June 30, 2016, which corresponds to the purchase of a flight simulator to be used in the new Center of Operational Excellence Building (CEO) being built in Bogotá. The installation and operation of the simulator is subject to the building inauguration. The project has an estimated cost of $9,643 including installation, duties and taxes. The installation date is estimated to be late at the second half of 2016.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

Flight equipment, property and other equipment as of December 31, 2015 and June 30, 2016:

	Flight equipment	Capitalized maintenance	Rotable spare parts	Aircraft predelivery payments	Administrative property	Other property and equipment	Total
Gross:
December 31, 2015	$4,338,823	$386,043	$162,413	$279,682	$80,740	$300,198	$5,547,899
Additions	23,333	70,518	4,607	42,495	—	32,931	173,884
Disposals	(39,441)	(9,049)	(3,648)	(9,666)	—	(4,459)	(66,263)
Transfers	(4,049)	(866)	5,252	(674)	14,257	(13,920)	—
Transfers to assets held for sale	(15,300)	—	—	—	—	—	(15,300)

June 30, 2016	$4,303,366	$446,646	$168,624	$311,837	$94,997	$314,750	$5,640,220

Accumulated depreciation:
December 31, 2015	$578,262	$240,765	$25,686	$—	$10,669	$93,171	$948,553
Additions	70,460	27,674	5,402	—	805	11,784	116,125
Disposals	(10,372)	—	(2,212)	—	—	(798)	(13,382)
Transfers	83	—	—	—	(2,245)	2,162	—
Transfers to assets held for sale	(130)	—	—	—	—	—	(130)

June 30, 2016	$638,303	$268,439	$28,876	$—	$9,229	$106,319	$1,051,166

Net balances:
December 31, 2015	$3,760,561	$145,278	$136,727	$279,682	$70,071	$207,027	$4,599,346

June 30, 2016	$3,665,063	$178,207	$139,748	$311,837	$85,768	$208,431	$4,589,054

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

Flight equipment, property and other equipment as of December 31, 2014 and June 30, 2015:

	Flight equipment	Capitalized maintenance	Rotable spare parts	Aircraft predelivery payments	Administrative property	Other property and equipment	Total
Gross:
December 31, 2014	$3,850,651	$278,177	$177,677	$264,471	$87,436	$248,462	$4,906,874
Additions	61,613	50,986	20,664	118,359	141	39,890	291,653
Disposals	(38,875)	(8,507)	(7,359)	(32,249)	—	(4,477)	(91,467)
Transfers	38,596	—	(12,453)	(38,596)	—	12,453	—

June 30, 2015	$3,911,985	$320,656	$178,529	$311,985	$87,577	$296,328	$5,107,060

Accumulated depreciation:
December 31, 2014	$477,249	$190,271	$23,382	$—	$8,994	$78,927	$778,823
Additions	61,271	27,759	1,626	—	637	9,799	101,092
Disposals	(1,973)	(7,608)	(3,665)	—	—	(750)	(13,996)

June 30, 2015	$536,547	$210,422	$21,343	$—	$9,631	$87,976	$865,919

Net balances:
December 31, 2014	$3,373,402	$87,906	$154,295	$264,471	$78,442	$169,535	$4,128,051

June 30, 2015	$3,375,438	$110,234	$157,186	$311,985	$77,946	$208,352	$4,241,141

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

(13)	Earnings per share

The calculation of basic (loss) earnings per share at June 30, 2016 and 2015 is as follows:

	June 30, 2016	June 30, 2015
Net (loss) profit attributable to Avianca Holdings S.A.	$(19,993)	$10,658

Weighted average number of shares

(in thousands of shares)
Common stock	660,800	660,800
Preferred stock	336,187	336,187

Basic and diluted (loss) profit per share

Common stock	$(0.02)	$0.01
Preferred stock	$(0.02)	$0.01

There are no dilutive shares as the Company has no convertible preferred shares or convertible debentures.

(14)	Other comprehensive income

Other comprehensive income from December 31, 2015 to June 30, 2016 is as follows:

				Income tax reserves relating to (4)
	Hedging reserves (1)	Fair value reserves (2)	Reserves relating to actuarial gains and losses (3)	Hedging reserves	Fair value reserves	Reserve relating to actuarial gains and losses	Revaluation of administrative property (5)	Total OCI reserves
As of December 31, 2015	$(21,590)	$—	$(35,847)	$—	$3	$10,854	$18,394	$(28,186)
Other comprehensive income (loss) for the period	644	—	(24,027)	(3,883)	—	4,123	—	(23,143)

As of June 30, 2016	$(20,946)	$—	$(59,874)	$(3,883)	$3	$14,977	$18,394	$(51,329)

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

Other comprehensive income from December 31, 2014 to June 30, 2015 is as follows:

				Income tax reserves relating to (4)
	Hedging reserves (1)	Fair value reserves (2)	Reserves relating to actuarial gains and losses (3)	Hedging reserves	Fair value reserves	Reserve relating to actuarial gains and losses	Revaluation of administrative property (5)	Total OCI reserves
As of December 31, 2014	$(98,898)	$(3,098)	$(36,388)	$12,678	$683	$7,444	$24,550	$(93,029)
Other comprehensive income (loss) for the period	79,579	3,098	5,118	(10,023)	(680)	(1,466)	—	75,626

As of June 30, 2015	$(19,319)	$—	$(31,270)	$2,655	$3	$5,978	$24,550	$(17,403)

(1)	Hedging Reserves

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of hedging instruments used in cash flow hedges pending subsequent recognition of the hedged cash flows.

(2)	Fair value reserves

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets until the assets are derecognized or impaired.

(3)	Reserve relating to actuarial gains and losses

It comprises actuarial gains or losses on defined benefit plans and post-retirement medical benefits recognized in other comprehensive income.

(4)	Income tax on other comprehensive income

Whenever an item of other comprehensive income gives rise to a temporary difference, a deferred income tax asset or liability is recognized directly in other comprehensive income.

(5)	Revaluation of administrative property

Revaluation of administrative property is related to the revaluation of administrative buildings and property in Colombia, Costa Rica, and El Salvador. The revaluation reserve is adjusted for increases or decreases in fair values of such property.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

The following provides an analysis of items presented net in the statement of profit or loss and other comprehensive income which have been subject to reclassification, without considering items remaining in OCI which are never reclassified to profit or loss:

	For the six months ended June 30,
	2016	2015
Cash flow hedges:
Reclassification during the period to profit or loss	$16,288	$80,343
Effective valuation of cash flow hedges	(15,644)	(764)

	$644	$79,579

Fair value reserves:
Valuations of available-for-sale investments	$—	$3,098

	$—	$3,098

Income tax on other comprehensive income:
Reclassification during the period to profit or loss	$(4,766)	$(16,576)
Temporary differences within OCI	883	5,873

	$(3,883)	$(10,703)

(15)	Derivatives recognized as hedging instruments

Financial instruments recognized as hedging instruments at fair value through other comprehensive income as of June 30, 2016 and December 31, 2015 are the following:

	Notes	June 30, 2016	December 31, 2015
Cash flow hedges – Assets
Fuel price hedges		$26,974	$882
Foreign currency		504	—

Total	11	$27,478	$882

Cash flow hedges – Liabilities
Fuel price hedges		$25	$—
Interest Rate		9,934	1,635

Total		$9,959	$1,635

Financial assets and liabilities at fair value through other comprehensive income reflect the change in fair value of fuel price derivative contracts designated as cash flow hedges. Hedged items are designated future purchases deemed as highly probable forecast transactions.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

Cash flow hedges liabilities are recognized within other liabilities in the Interim Condensed Consolidated Statement of Financial Position.

The Company purchases jet fuel on an ongoing basis as its operating activities require a continuous supply of this commodity. The increased volatility in jet fuel prices has led the Company to the decision to enter into commodity contracts. These contracts are expected to reduce the volatility attributable to fluctuations in jet fuel prices for highly probable forecast jet fuel purchases, in accordance with the risk management strategy outlined by the Board of Directors. The contracts are intended to hedge the volatility of the jet fuel prices for a period between three and twelve months based on existing purchase agreements.

The following table indicates the periods in which the cash flows associated with cash flow hedges are expected to occur, and the fair values of the related hedging instruments.

	Fair Value	1-12 months
Fuel price
Assets	$26,974	$26,974
Liabilities	$25	$25
Interest rate
Liabilities	$9,934	$9,934
Foreign hedges
Assets	$504	$504

The terms of the cash flow hedging contracts have been negotiated for the expected highly probable forecast transactions to which hedge accounting has been applied. As of June 30, 2016 and 2015, a net gain relating to the hedging instruments of $644 and $79,579, respectively is included in other comprehensive income.

(16)	Derivative financial instruments

Derivative financial instruments at fair value through profit or loss as of June 30, 2016 and December 31, 2015 are the following:

	Notes	June 30, 2016	December 31, 2015
Derivatives not designated as hedges – Assets:
Derivative contracts of interest rate	11	$166	$90

Total		$166	$90

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

	June 30, 2016	December 31, 2015
Derivatives not designated as hedges – Liabilities:
Derivative contracts of interest rate	$1,723	$2,134

Total	$1,723	$2,134

Financial instruments through profit or loss are derivative contracts not designated as hedges for accounting purposes that are intended to reduce the levels of risk of foreign currency and interest rates.

Foreign currency risk

Certain foreign currency forward contracts are measured at fair value through profit or loss and are not designated as hedging instruments for accounting purposes. The foreign currency forward contract balances vary with the level of expected foreign currency sales and purchases and changes in foreign currency forward rates.

Interest rate risk

The Company incurs interest rate risk primarily on financial obligations to banks and aircraft lessors. Certain financial derivative instruments are recognized at fair value through profit or loss and are not designated as hedging instruments for accounting purposes. The interest rate contracts vary according to the level of expected interest payable and changes in interest rates of financial obligations. Interest rate risk is managed through a mix of fixed and floating rates on loans and lease agreements, combined with interest rate swaps and options. Under these agreements, the Company pays a fixed rate and receives a variable rate.

(17)	Offsetting of financial instruments

The Company has derivative instruments that could meet the offsetting criteria in paragraph 42 of IAS 32 given that the Company has signed with its counterparties enforceable master netting arrangements. Consequently, when derivatives signed with the same counterparty and for the same type of notional result in gross assets and liabilities, the positions are set off resulting in the presentation of a net derivative. As of June 30, 2016 and December 31, 2015, the Company has not set off derivative instruments because it has not had gross assets and liabilities with the same counterparty for the same type of notional.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

(18)	Fair value measurements

The fair values of financial assets and liabilities, together with the carrying amounts shown in the Consolidated Statement of Financial Position as of June 30, 2016 are as follows:

		June 30, 2016
	Notes	Carrying amount	Fair value
Financial assets
Available-for-sale securities		$71	$71
Derivative instruments	15, 16	27,644	27,644

		$27,715	$27,715

Financial liabilities
Short-term borrowings and long-term debt		$3,331,606	$3,272,897
Derivative instruments	15, 16	11,682	11,682

		$3,343,288	$3,284,579

The fair values of financial assets and liabilities, together with the carrying amounts shown in the Consolidated Statement of Financial Position as of December 31, 2015 are as follows:

		December 31, 2015
	Notes	Carrying amount	Fair value
Financial assets
Available-for-sale securities	15, 16	$793	$793
Derivative instruments		972	972

		$1,765	$1,765

Financial liabilities
Short-term borrowings and long-term debt		$3,472,994	$3,296,534
Derivative instruments	15, 16	3,769	3,769

		$3,476,763	$3,300,303

The fair value of the financial assets and liabilities is included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

Management assessed that cash and cash equivalents, account receivable, account payable and other current liabilities approximate their carrying amount largely due to the short-term maturities of these instruments.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

Fair values have been determined for measurement and/or disclosure purposes based on the following methods:

(a)	The fair value of available-for-sale financial assets is determined by reference to the present value of future principal and interest cash flows, discounted at a market based interest rate at the reporting date.

(b)	The Company enters into derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate contracts, foreign currency forward contracts and commodity contracts. The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign currency spot and forward rates, interest rate curves and forward rate curves of the underlying commodity.

(c)	The fair value of short-term borrowings and long-term debt, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at a market based interest rate at the reporting date. For finance leases, the market rate is determined by reference to similar lease agreements.

(d)	The Company uses the revaluation model to measure its land and buildings which are composed of administrative properties. Management determined that this constitutes one class of asset under IAS 16, based on the nature, characteristics and risks of the property. The fair values of the properties were determined by using market comparable methods. This means that valuations performed by the appraisals are based on active market prices, adjusted for difference in the nature, location or condition of the specific property. The Company engaged accredited independent appraisals, to determine the fair value of its land and buildings.

(e)	The Frequent flyer liability is included in the Interim Condensed Consolidated Statement of Financial Position within Air traffic liability. The Company estimates the fair value of miles awarded under the LifeMiles program by applying statistical techniques. Inputs to the models include making assumptions about expected redemption rates, the mix of products that will be available for redemption in the future and customer preferences.

Fair values hierarchy

The table below analyses financial instruments carried at fair value by valuation method. The different levels have been defined as follows:

Level 1	inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; or

Level 3	inputs are unobservable inputs for the asset or liability.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between Levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

The following table provides the fair value measurement hierarchy of the Company’s assets and liabilities as of June 30, 2016, which is also the date of valuation:

Quantitative disclosures of fair value measurement hierarchy for assets:

	Fair value measurement using
Assets measured at fair value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Derivative financial assets (Notes 15 and 16)
Aircraft fuel hedges	—	26,974	—	26,974
Foreign currency derivatives	—	504	—	504
Interest rate derivatives	—	166	—	166
Available-for-sale securities	—	71	—	71
Assets held for sale	—	7,677	—	7,677
Revaluated administrative property (Note 12)	—	85,768	—	85,768

Quantitative disclosures of fair value measurement hierarchy for liabilities:

	Fair value measurement using
Liabilities measured at fair value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Derivative financial liabilities (Notes 15 and 16)
Aircraft fuel hedges	—	25	—	25
Interest rate derivatives	—	11,657	—	11,657
Frequent flyer liability	—	158,557	—	158,557
Liabilities for which fair values are disclosed
Short-term borrowings and long-term debt	—	3,272,897	—	3,272,897

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

The following table provides the fair value measurement hierarchy of the Company’s assets and liabilities as of December 31, 2015, which is also the date of valuation:

Quantitative disclosures of fair value measurement hierarchy for assets:

	Fair value measurement using
Assets measured at fair value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Derivative financial assets (Notes 15 and 16)
Aircraft fuel hedges	—	882	—	882
Interest rate derivatives	—	90	—	90
Available-for-sale securities	—	793	—	793
Assets held for sale	—	3,323	—	3,323
Revaluated administrative property (Note 12)	—	70,071	—	70,071

Quantitative disclosures of fair value measurement hierarchy for liabilities:

	Fair value measurement using
Liabilities measured at fair value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Derivative financial liabilities (Notes 15 and 16)
Interest rate derivatives	—	3,769	—	3,769
Frequent flyer liability	—	164,068	—	164,068
Liabilities for which fair values are disclosed
Short-term borrowings and long-term debt	—	3,296,534	—	3,296,534

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

(19)	Income tax expense

The major components of income tax expense for the six months period ended June 30, 2016 and 2015 are as follows:

Consolidated Income Statement

	For the six months ended June 30,
	2016	2015
Current income tax:
Current income tax charge	$14,183	$12,975
Adjustment in respect of current income tax of previous year	(385)	(116)
Deferred tax expense:
Related to origination and reversal of temporary differences	(4,407)	(4,195)

Income tax expense reported in the income statement	$9,391	$8,664

Consolidated Statement of Other Comprehensive Income

Hedging reserves	$(3,883)	$(10,023)
Fair value reserves	—	(680)
Reserves relating to actuarial gains and losses	4,123	(1,466)

Income tax charged directly to other comprehensive income	$240	$(12,169)

The total income tax expense results primarily from taxes levied on Tampa Cargo S.A.S. in Colombia.

(20)	Share based payments

The Company authorized the implementation of an incentive plan (the “Share Based Plan”) on January 27, 2012 whereby eligible recipients, including directors, officers, certain employees, receive a special cash payout if certain redemption conditions are met.

The Share Based Plan participants have the option to redeem the vested portion of their respective rights for cash, with the payment being equal to the difference between the trading share price of the preferred shares of Avianca Holdings S.A., as reported by the Colombian Stock Exchange during the 30 calendar days immediately preceding redemption and COP$ 5,000.

18,026,158 awards were issued on March 15, 2012, and will vest in equal tranches over a four years period, with the first tranche vesting on March 15, 2013, and subsequent tranches vesting on each subsequent anniversary date. Upon vesting, each tranche must be redeemed within 5 years and no later than March 2021.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

On November 5, 2013, the Company listed its American Depositary Shares (“ADS”) in the New York Stock Exchange. As a consequence, the terms of the Share Based Plan were modified as follows: Starting on the effective date of the sale of ADSs in the market, the value of each award, as long as the result is positive, will result from: i) calculating the difference between the average quote of the ADSs representative of preferred shares of Avianca Holdings S.A., as reported by the New York Stock Exchange during the 30 calendar days immediately prior to each vesting date of the Share Plan and the price of $15, and ii) dividing the latter calculation by eight, considering that each ADS represents eight preferred shares and applying the resulting amount by the exchange rate of COP$ 1,901.22 per $1 (the exchange rate as of November 5, 2013 or the effective date of listing of the ADSs in the New York Stock Exchange). However, this modification does not affect Tranche 1.

Additionally, the Company issued 2,000,000 new awards (“New Awards”) for the Board of Directors and C Levels on November 6, 2013. These New Awards vest in four equal tranches and expire five years after the vesting date. The value of each New Award is determined in the same way as the modified terms of the Share Plans. On March 11, 2014, the Company revised the New Awards and reduced them to 1,840,000 units.

As of June 30, 2016, active beneficiaries have been awarded with 14,459,792 units out of 18,026,158 initially approved and issued, and have redeemed 480,205 units, corresponding to the vesting periods March, 15 2012-2013 and March 15, 2013-2014. Total awards to be redeemed as of June 30, 2015 equal to 13,979,767.

A summary of the terms of the awards excluding the 1,840,000 New Awards is as follows:

Vesting dates	Percentage vesting	Redemption period
March 15, 2013	25%	From March 16, 2013 through March 15, 2018
March 15, 2014	25%	From March 16, 2014 through March 15, 2019
March 15, 2015	25%	From March 16, 2015 through March 15, 2020
March 15, 2016	25%	From March 16, 2016 through March 15, 2021

A summary of the terms of the 1,840,000 New Awards is as follows:

Vesting dates	Percentage vesting	Redemption period
November 6, 2014	25%	From November 7, 2014 through November 6, 2019
November 6, 2015	25%	From November 7, 2015 through November 6, 2020
November 6, 2016	25%	From November 7, 2016 through November 6, 2021
November 6, 2017	25%	From November 7, 2017 through November 6, 2022

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

Participants who are terminated, or resigned, cease to be part of the Share Plan. The awards were only issued to board members and key management.

The Company has determined the fair value of the outstanding awards as of June 30, 2016 and 2015 using the Turnbull-Wakeman model, which is a variation of the Black-Scholes model and was deemed to be an appropriate valuation model given the requirement that the share price be above a certain threshold for 30 days prior to redemption.

For the valuation as of June 30, 2016, the Turnbull-Wakeman model uses several inputs including:

•	Expected term of 0.85 to 2.35 years

•	Time in averaging period of 0.08 years

•	Stock price of COP$2,240 in the Colombian Stock Exchange and $6.16 in the New York Stock Exchange

•	Strike price of COP$5,000 for tranche 1 and $15 for tranche 2, 3, 4, and New Awards

•	Risk free rate of 0.57% to 5.82%

•	Dividend yield of 2.23%

•	Volatility of 25.79% to 55.65%

For the valuation as of June 30, 2015, the Turnbull-Wakeman model uses several inputs including:

•	Expected term of 1.35 to 5.10 years

•	Time in averaging period of 0.08 years

•	Stock price of COP$3,350 in the Colombian Stock Exchange and $10.24 in the New York Stock Exchange

•	Strike price of COP$5,000 for tranche 1 and $15 for tranche 2, 3, 4, and New Awards

•	Risk free rate of 0.67% to 4.73%

•	Dividend yield of 2.24%

•	Volatility of 24.78% to 29.37%

Since Avianca Holdings S.A. has a public traded history of approximately four and a half years for the preferred shares, which is shorter than all the expected terms except for Tranche 1 of the original Share Based Plan and Tranche 1 and 2 of the New Awards, the Company used data for guideline public companies similar to Avianca Holdings S.A. to estimate its equity volatility.

Based on the aforementioned assumptions, the Company determined that the income (expense) of the Share Based Plan Awards for the period ended June 30, 2016 and 2015 was $(263) and $593, respectively which has been recognized within operating profit. As of June 30, 2016 and December 31, 2015, $265 and $10, respectively, is reflected as a current liability on the Comprehensive Statement of Financial Position.

Other capital reserve of US$458 is used to recognize the value of equity-settled share-based payments provided under Management Stock Option Plan (“MSOP”).

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

(21)	Provisions for legal claims

As of June 30, 2016 and December 31, 2015, the Company is involved in various claims and legal actions arising in the ordinary course of business. Out of the total claims and legal actions Management has estimated a probable loss of $17,761 and $13,386 respectively. These claims have been accrued for in the Interim Condensed Consolidated Statement of Financial Position within “Provisions for legal claims”.

Certain proceedings are considered possible obligations. Based on the plaintiffs’ claims, as of June 30, 2016 and December 31, 2015, these contingencies amount to a total of $77,817 and $73,504 respectively. Certain losses which may result from those proceedings will be covered either by insurance companies or with funds provided by third parties. The proceedings that will not be settled using the aforementioned forms of payment are estimated at $47,106 as of June 30, 2016 and $43,514 as of December 31, 2015.

In accordance with IAS 37, proceedings that the Company considers to represent a remote risk are not accrued in the Consolidated Financial Statements.

(22)	Future aircraft leases payments

The Company has 64 aircraft under operating leases with an average remaining lease term of 40 months. Operating leases may be renewed in accordance with management’s business plan. Future operating lease commitments are as follows:

Aircraft
Less than one year	$235,327
Between one and five years	555,004
More than five years	97,857

$888,188

The Company has six spare engines under operating leases for its E-190 and A-320 family aircraft. Future operating lease commitments are as follows:

Engines
Less than one year	$1,490
Between one and five years	828

$2,318

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

As of June 30, 2016, the Company had two Airbus A319 and one Airbus A330F under operating lease to OceanAir Linhas Aéreas, S.A. Future minimum income from these lease agreements is as follows:

Aircraft
Less than one year	$18,625
Between one and five years	70,430
More than five years	54,661

$143,716

(23)	Acquisition of aircraft

In accordance with the agreements in effect, future commitments related to the acquisition of aircraft and engines are as follows:

Airbus – The Company has 140 firm orders for the acquisition of A-320 family aircraft with deliveries scheduled between 2016 and 2025.

Under the terms of these agreements to acquire Airbus aircraft, the Company must make pre-delivery payments to Airbus on predetermined dates.

Boeing – The Company has eight firm orders for the acquisition of B787-8 aircraft with deliveries scheduled between 2016 and 2019 as well as 10 purchase options.

ATR – The Company has up to 15 purchase options.

Other – The Company has eight firm orders for the acquisition of spare engines with deliveries between 2016 and 2020.

The value of the final purchase orders is based on the aircraft price list (excluding discounts and contractual credits granted by the manufacturers) and including estimated incremental costs. As of June 30, 2016, commitments acquired with manufacturers for the purchase of aircraft and advance payments are summarized below. Advance payments are subsequently applied to aircraft acquisition commitments.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

In line with Avianca Holdings S.A.’s initiatives directed towards enhancing profitability, achieving a leaner capital structure as well as reducing the current levels of debt; On April 2016 the Company negotiated a significant reduction of its scheduled aircraft deliveries in 2016, 2017, 2018 and 2019 and changes some aircraft type both, upgrades and downgrades with Airbus SAS with deliveries scheduled between 2016 and 2025, which modifies the advanced payments and aircraft acquisition as follows:

	Year one	Year two	Year three	Year four	Thereafter	Total
Advance payments	$61,943	$138,869	$233,244	$228,064	$819,617	$1,481,737
Aircraft acquisition Commitments	$963,150	$802,872	$755,244	$2,777,065	$11,444,706	$16,743,037

(24)	Dividends paid

The following dividends were paid by the Company during the six months ended June 30, 2016 based on retained earnings as of December 31, 2015 and dividends were paid by the Company during the year ended December 31, 2015, based on retained earnings as of December 31, 2014:

	June 30, 2016	December 31, 2015

Dividend - Ordinary shared	$—	$44,215
Dividend - Preferred shared	5,723	22,873

Total	$5,723	$67,088

Preferred Dividends of $5,723 (COP$50 per share) were declared in March 2016, and will be paid in four equal installments of COP$12.50 per preferred share. The first installment was paid on April 7, 2016. The remaining three installments will be paid no later than July 1, 2016, October 7, 2016 and December 16, 2016, based on retained earnings as of December 31, 2015.

Dividends of $67,088 (approximately $6.7 cent per share) were declared in September 2015, and paid on October 2015. Dividends of 75/0.04 COP$/US$ per share were declared in March 2014 and paid in April 2014 based on profits for the year 2013.

Dividends related to minority interest of Lifemiles BV of $12,600 were declared and paid during 2016. These dividends are distributed as follows: $6,600 based on profits of the year 2015 and $6,000 from anticipated dividends relating to the current period. Additionally, on December 16, 2015 the company paid dividends corresponding to the minority shareholding of LifeMiles B.V. in the amount of $3,750.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

(25)	Debt covenants

As of June 30, 2016 and December 31, 2015 the Company did not comply with certain debt covenants, however, the Company did not require waivers from the Financial Institutions since the breached covenants have no possible consequences on acceleration of debt.

(26)	Subsequent events

The Company is not aware of any subsequent events to be revealed at the reporting date

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